UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sterling Bancorp, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

85917W102

(CUSIP Number)

Michael Shawn

1680 Michigan Avenue, Suite 815

Miami Beach, FL 33139

(305) 702-0362

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Michael Shawn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 8,981,041[1] (See Items 2, 4 and 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 8,981,041[1] (See Items 2, 4 and 5)
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,981,041[1] (See Items 2, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2% (See Item 5)[2]
14	TYPE OF REPORTING PERSON IN

1	Comprised of 7,507,318 shares of common stock, no par value (the “Common Shares”), of Sterling Bancorp, Inc. (the “Issuer”) held by K.I.S.S. Bank Stock Trust (“K.I.S.S.”) and 1,473,723 shares held by the 1993 Bank Stock Trust (“1993 Bank Trust” and, together with K.I.S.S., the “Trusts”). Mr. Shawn is the trustee of each of the Trusts, and as such may be deemed to have beneficial ownership of the shares owned by the Trusts. Mr. Shawn disclaims beneficial ownership of such securities.

2	The calculation assumes that there is a total of 52,327,626 Common Shares outstanding as of July 31, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 8, 2024.

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Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 4, 2020 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

(a)-(c) This Schedule 13D is being filed on behalf of Mr. Michael Shawn. Mr. Shawn’s principal business address is 1680 Michigan Avenue, Suite 815, Miami Beach, FL 33139. Mr. Shawn is the trustee of K.I.S.S. and 1993 Bank Trust and, as such, may be deemed to have beneficial ownership of the shares owned by the Trusts.

Since the date of filing of the Original Schedule 13D, K.I.S.S. 5 and 1993 Trust have been renamed as K.I.S.S. Bank Stock Trust (“K.I.S.S.”) and 1993 Bank Stock Trust (“1993 Bank Trust”), pursuant to which Michael Shawn files this Schedule 13D. K.I.S.S. and 1993 Bank Trust are now the Trusts referenced in this Schedule 13D with Mr. Shawn.

(d)-(e) During the last five years, Mr. Shawn (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Shawn is a citizen of the United States of America.

Item 4. Purpose of Transaction.

This Amendment amends and supplements Item 4 of the Original Schedule 13D as set forth below:

As described under Item 6, on September 15, 2024, K.I.S.S. entered into a Voting Agreement (as defined below) with the Issuer.

Except as disclosed herein, Mr. Shawn has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

This Amendment affirms Item 5 of the Original Schedule 13D in its entirety as set forth below:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and is incorporated by reference in its entirety into this Item 5.

(c) Other than as disclosed in this Schedule 13D, Mr. Shawn has not effected any transaction in the Common Shares during the past 60 days.

(d) To the best knowledge of Mr. Shawn, no person other than Mr. Shawn has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Shawn identified in this Item 5.

(e) Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and supplements Item 6 of the Original Schedule 13D in its entirety as set forth below:

The information set forth in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Voting Agreement

On September 15, 2024, concurrently with the execution and delivery of the Stock Purchase Agreement (the “Purchase Agreement”) by and among Sterling Bancorp, Inc., a Michigan corporation and unitary thrift holding company (“Seller”), Sterling Bank and Trust, F.S.B., a federal savings bank (“Seller Bank”) and EverBank Financial Corp, a Delaware corporation (“Purchaser”), K.I.S.S. Bank Stock Trust entered into a Voting Agreement (the “Voting Agreement”) with each of Seller and Purchaser, pursuant to which and on the terms and subject to the conditions thereof, among other things, K.I.S.S. has agreed to vote its shares of Common Stock of Seller (the “Shares”) in favor of the approval of the Purchase Agreement and the transactions contemplated by the Purchase Agreement (the “Transactions”), including the sale of all or substantially all the assets of Seller, and in favor of the Plan of Dissolution of Seller (the “Plan of Dissolution”), and against (a) any action or agreement that would reasonably be expected to result in a breach of the Purchase Agreement, (b) any proposal from a third party for (i) an acquisition of 25% or more of the consolidated assets or liabilities or 25% or more of any class of equity or voting securities of Seller or Seller Bank or (ii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Seller or Seller Bank and (c) any other action, agreement or proposal which would reasonably be expected to delay, postpone or adversely affect Seller’s ability to consummate the Transactions and the Plan of Dissolution in any material respect.

Under the Voting Agreement, K.I.S.S. has agreed not to, without the prior written consent of Purchaser, (a) directly or indirectly offer, sell, assign, encumber, pledge, hypothecate, dispose, loan or transfer (by operation of law or otherwise), either voluntarily or involuntarily, or enter into any option or other contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecate, dispose, loan or other transfer (by operation of law or otherwise), of any Shares or any interest in any Shares, except to an affiliate of K.I.S.S. that agrees in writing in a form satisfactory to Purchaser, acting reasonably, to be bound by the terms of the Voting Agreement, (b) deposit the Shares into a voting trust, enter into a voting agreement or arrangement (other than the Voting Agreement) with respect to the Shares or grant any proxy or power of attorney (other than the Voting Agreement) with respect to the Shares, (c) enter into any hedge, swap or other transaction or contract which is designed to (or is reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any Shares, whether any such transaction is to be settled by deliver of the Shares, in cash or otherwise, except to an affiliate of K.I.S.S. that agrees in writing in a form satisfactory to Purchaser, acting reasonably, to be bound by the terms of the Voting Agreement, or (d) any similar contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b) or (c).

The Voting Agreement will terminate upon the earliest to occur of (a) the effective time of the Transactions, (b) such date and time as the Purchase Agreement shall be validly terminated pursuant to Article IX thereof, (c) at the election of K.I.S.S. by written notice to Purchaser, such date and time as the Purchase Agreement shall be amended or waived by Seller in a manner that reduces the amount or changes the form of the purchase price to be received by K.I.S.S. or that is otherwise adverse to K.I.S.S. in any material respect, or (d) at the election of K.I.S.S. by written notice to Purchaser, such date and time as the Plan of Dissolution shall be amended or waived by Seller in a manner that would discriminate against K.I.S.S. as compared to the other shareholders of Seller.

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Until the termination of the Voting Agreement, K.I.S.S. has agreed not to, and to cause its representatives not to, except in the case of common law fraud, willful misconduct or willful misrepresentation by Seller or Seller Bank, or its or their directors, officers, employees, agents or advisors acting on behalf of the Seller, in connection with the Voting Agreement, bring, commence, institute, maintain, prosecute or voluntarily aid any claim, appeal, or proceeding (derivative or otherwise) which (a) challenges the validity of or seeks to enjoin the operation of any provision of the Voting Agreement, the Purchase Agreement or the Plan of Dissolution (including any claim seeking to enjoin or delay the closing of the Transactions), (b) alleges that the execution and delivery of the Voting Agreement by K.I.S.S. (or its performance hereunder) breaches any duty of Seller’s board of directors (or any member thereof) or any duty that K.I.S.S. has (or may be alleged to have) to Seller or to the other holders of the Common Stock of Seller or (c) to the fullest extent permitted under applicable law, alleges any breach of duty of Seller’s board of directors in connection with the approval of the Transactions, the Purchase Agreement, the Plan of Dissolution or the consummation of the transactions in accordance with the terms set forth therein. K.I.S.S. has also agreed not to directly or indirectly knowingly and intentionally encourage, initiate or participate in any lawsuit against Purchaser relating to the Transactions. Nothing in the Voting Agreement will limit or restrict K.I.S.S.'s right to participate as a class member in or receive any and all benefits that may arise out of any lawsuit (class action or otherwise), claim, appeal, or proceeding (derivative or otherwise) that may be brought by any Person other than K.I.S.S. in connection with the Purchase Agreement, the Plan of Dissolution or any of the Transactions. K.I.S.S. has waived all dissenter’s or appraisal rights under Section 450.1762 of the Michigan Business Corporation Act with respect to all Covered Shares owned (beneficially or of record) by K.I.S.S.

The foregoing description of the Voting Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1. Voting and Support Agreement dated as of September 15, 2024 by and among EverBank Financial Corp, Sterling Bancorp, Inc. and K.I.S.S. Bank Stock Trust.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2024

	By:	/s/ Michael Shawn
	Name:	Michael Shawn